RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No. 58019 U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-2613833, 2023833 Fax: 03-2022633
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

24 October 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G) [redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

07027676

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the Press Release by Genting Berhad for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

PROCESSED
NOV 02 2007
THOMSON
FINANCIAL

RECEIVED
2007 OCT 31 A 2:

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Exemptio Nc. 82-3229

Form Version 2.0

General Announcement

Ownership transfer to RESORTS WORLD on 23/10/2007 05:14:32 PM
Submitted by RESORTS WORLD on 23/10/2007 05:22:54 PM
Reference No RW-071023-2C482

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	RESORTS WORLD BHD
* Stock name	:	RESORTS
* Stock code	:	4715
* Contact person	:	TAN WOOI MENG
* Designation	:	GROUP COMPANY SECRETARY

* Type : ● Announcement ○ Reply to query
* Subject :

PRESS RELEASE BY GENTING BERHAD

* **Contents :-**

We enclose herewith a copy of the press release by Genting Berhad on the demise of Tan Sri L m Goh Tong, Founder and Honorary Life Chairman of Genting Berhad.

RESORTS WORLD BHD

TAN WOOI MENG
Group Company Secretary

Genting Press Release_23 Oct 2007.

Tables Section - This section is to be used to create and insert tables. Please m ke the appropriate reference to the table(s) in the Contents of the Announcement:

Exemption No. 82-3229

GENTING

PRESS RELEASE **23 October 2007**
For Immediate Release

On behalf of my family and the Genting Group of companies, it is with great sadness I announce that my beloved father, Founder and Honorary Life Chairman of Genting Berhad, Tan Sri Dato' Seri Lim Goh Tong passed away peacefully at 11.20 am today.

Tan Sri Dato' Lim Kok Thay
Chairman & Chief Executive
Genting Berhad

~ END OF RELEASE ~

END